EXHIBIT 99.18
Notice to ASX/LSE

Block Listing Six Monthly Return

29 April 2022

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Performance Share Plan
Period of return:	29 October 2021 to 28 April 2022
Balance of unallotted securities under scheme(s) from previous return:	358,183
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	358,183

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	29 October 2021 to 28 April 2022
Balance of unallotted securities under scheme(s) from previous return:	24,328
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	21,592
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	2,736

Name of contact:	Steve Allen
Telephone number of contact:	0207 781 2000

This announcement has been authorised for release to the market by Rio Tinto's Group Company Secretary.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.
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